Exhibit 99.2

TelecityGroup and Interxion All-Share Merger

9 March 2015

Disclaimer

This communication comprises written materials for a presentation concerning the proposed merger of TelecityGroup plc (“TelecityGroup”) and Interxion Holding N.V. (“Interxion”), expected to be structured as an offer by TelecityGroup or a subsidiary of TelecityGroup for all of Interxion’s issued and to be issued share capital.

This communication and the presentation are being made available only to and directed only at (a) persons who have professional experience in matters relating to investments falling within Article 19 of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (b) persons falling within Article 49(2)(a) to (d) of the Order or (c) other persons to whom it may otherwise be lawfully communicated (each such person a “relevant person”). This presentation is provided to you for information purposes only. It and its contents are confidential and may not be reproduced, redistributed or passed on, directly or indirectly, to any other person or published, in whole or in part, for any purpose without the written consent of TelecityGroup and Interxion.

Forward-Looking Statements

This communication contains forward-looking statements that involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Factors that could cause actual results and future events to differ materially from Interxion’s expectations are the risks detailed herein and other risks described from time to time in Interxion’s filings with the United States Securities and Exchange Commission (the “SEC”). In addition, there can be no assurance that the proposed business combination will be completed in a timely manner, or at all.

Interxion does not assume any obligation to update the forward-looking information contained in this report. No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and applicable United Kingdom regulations. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction. No prospectus is required in accordance with Directive 2003/71/EC, as amended, in connection with this communication.

Important Information

TelecityGroup has not commenced and may not make an offer to purchase Interxion shares as described in this communication. In the event that TelecityGroup makes an offer (as the same may be varied or extended in accordance with applicable law), TelecityGroup will file a registration statement on Form F-4, which will include a prospectus and joint proxy statement of TelecityGroup and Interxion, and a tender offer statement on Schedule TO (the “Schedule TO”). If an offer is made it will be made exclusively by means of, and subject to, the terms and conditions set out in, an offer document containing and setting out the terms and conditions of the offer and a letter of transmittal and form of acceptance to be delivered to Interxion, filed with the SEC and mailed to Interxion shareholders. Any offer in the United States will be made by TelecityGroup or an affiliate of TelecityGroup and not by any other person.

The release, publication or distribution of this communication in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this communication is released, published or distributed should inform themselves about and observe such restrictions.

IF AN OFFER IS MADE, SHAREHOLDERS OF INTERXION ARE URGED TO READ ANY DOCUMENTS REGARDING THE OFFER WHEN THEY BECOME AVAILABLE (INCLUDING THE EXHIBITS THERETO) AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE OFFER.

If an offer is made, the registration statement, the joint proxy statement, the Schedule TO and other related documents will be available electronically without charge at the SEC’s website, www.sec.gov, after they have been filed. Any materials filed with the SEC may also be obtained without charge at TelecityGroup’s website, www.telecitygroup.com. This communication does not constitute an offer or a solicitation in any jurisdiction in which such offer or solicitation is unlawful. An offer will not be made in, nor will deposits be accepted in, any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, if an offer is made, TelecityGroup may, in its sole discretion, take such action as it may deem necessary to extend an offer in any such jurisdiction.

No statement in this presentation is intended as a profit forecast or profit estimate and no statement in this presentation should be interpreted to mean that earnings per TelecityGroup or Interxion ordinary share for any period would necessarily match or exceed the historical published earnings per TelecityGroup or Interxion shares.

1

Today’s Presenters

David Ruberg

CEO Interxion

Eric Hageman

CFO TelecityGroup

2

Definitive Agreement on All-Share Merger

Key transaction terms

- Terms of recommended merger are as announced on 11 February 2015
  - All-share merger, structured as an offer by TelecityGroup for Interxion
  - Interxion shareholders will receive 2.3386 new TelecityGroup shares per Interxion share
  - TelecityGroup shareholders will own approximately 55%, and Interxion shareholders approximately 45%, of the combined group
- Primary listing for the combined group will be on the London Stock Exchange with a U.S. listing for TelecityGroup's existing ADR programme contemplated on either the New York Stock Exchange or NASDAQ
- Directors of Interxion and Baker Capital entities have irrevocably committed, in respect of their aggregate holding of approximately 28.13% of Interxion's outstanding share capital, not to sell their Interxion shares before completion of the transaction and to accept the offer to be made by TelecityGroup in respect of their Interxion shares
- Directors of TelecityGroup have irrevocably committed to vote in favour of the resolutions to be proposed at a general meeting of TelecityGroup shareholders to approve the merger and issue the new TelecityGroup shares
- Subject to, among other things, approval from TelecityGroup shareholders, receipt of valid acceptances of the offer from holders of Interxion shares[1] and all relevant regulatory and anti-trust approvals, completion is anticipated in the second half of 2015

[1] *A minimum of 95% of the total issued share capital of Interxion (or, at TelecityGroup's election, not less than 80%).*

TelecityGroup where content meets connectivity | interxion

3

A Transformational Opportunity

Enhancing our ability to capture a greater share of the global market

Creating a leading pan-European data centre platform with an enhanced geographic footprint and connectivity choice which gives our combined communities of interest improved access to the global digital market

Creating a compelling growth platform in the industry

Diverse, complementary and growing customer communities of interest

Complementary and comprehensive geographic footprint _

Wide range of connectivity and access to all major cloud platforms _

ecure and high quality infrastructure

Excellent reputations based on over 15 years of best-in-class operating performance

Developing our business to meet evolving market needs

Enhanced the value proposition to meet evolving customer demands

Multi-site advantages, including multi-site solutions and inter-site connectivity

Better landing points for access to European customers and expanded gateways into global markets

New services as enterprise data and digital applications migrate to cloud

Improved positioned to participate in global opportunities

Leveraging core strengths of both companies to deliver growth and value to customers, partners and investors

4

Combination of Two Outstanding Data Centre Companies

Combined asset base, solutions and go-to-market well positioned to capitalise on expanding customer needs

Complementary assets and infrastructures in place to support the vision of the combined group

A provider of data centres in Europe serving circa 2,500 customers

High levels of connectivity with rich and growing customer ecosystems

Access to Europe’s major network operators, ISPs and internet exchange points

39 data centres across Europe

112MW1 of available customer power

A provider of data centre services supporting circa 1,500 customers

Thriving and growing communities for the finance, digital media and cloud sectors

500+ connectivity providers and internet service providers

39 data centres across Europe

99MW1 of available customer power

1 The phased delivery of customer power in line with customer usage results in a natural lag of the physically installed power.

5

Complementary Geographic Footprint With Presence in Key Gateway Markets

Combines 78 data centres across 19 cities

Illustrative combined footprint

Combined

Group

Available

customer 112 99 211

power (MW)

Fitted out

space 1111 93 204

(‘000 sqm)

Number of

data centres 39 39 78

Number of

cities 12 13 19

Average

number of 750 500 1,250

employees

Helsinki

US

Stockholm

Manchester

Copenhagen Amsterdam Dublin Brussels

US London Warsaw Dusseldorf

Paris Frankfurt Eastern Europe Zurich Vienna

Milan Marseille

Sofia

Istanbul Madrid

Africa Middle East and Asia

TelecityGroup Interxion TelecityGroup / Interxion

Customer access to over 90% of European GDP with gateways to key global markets

Note: All data as per FY2014 results

1	Preliminary assessment of fitted out space based on methodology equivalent to Interxion’s definition.
6

Greater Choice, More Services and Expanded Access to Markets

A compelling value proposition for customers addressing dynamic and expanding market opportunities

Combined group will be able to deliver additional customer benefits that will continue to attract customers and further advance our communities of interest

Combines 78 data centres Increases geographic coverage Delivers new products and services Creates best-in-class sales force

Additional customer benefits

Enhanced customer offerings and product choice

Improved multi-site / multi-country products and services

Continued data centre innovation and delivery of managed services on an expanded scale

Wide range of connectivity and access to all major cloud platforms

Expanded gateways to growing markets in US, Africa, Middle East, Eastern Europe and Asia

Operational excellence and enhanced customer service

7

Highly Attractive Financial Profile Before Synergies

Illustrative financial metrics for combined group

(£m, Except Percentages and Ratios) Combined Group

Revenue £349 £274 £623

Revenue

and Adj. EBITDA £164 £118 £282

EBITDA

% Margin 47% 43% 45%

Capex £129 £174 £303

Capex and

Cash Flow Operating Cash Flow1 £35 £(56) £(21)

Total Assets £935 £911 £1,846

Balance Net Debt² £317 £358 £675

Sheet

Net Adj. Leverage Ratio² 1.9x 3.0x 2.4x

Note: Side-by-side and combined financials are presented for illustrative purposes only and have not been adjusted for accounting differences nor purchase accounting. Adjusted EBITDA as per respective company’s definition. Financial profile of TelecityGroup and Interxion based on FY2014 full year results, before synergies. Interxion income statement and cash flow items converted at EUR/GBP of 0.8058 (2014 average); balance sheet items converted at EUR/GBP 0.7762 (spot as of 31-Dec-2014). These do not represent pro forma financial information

1	Defined as adjusted EBITDA minus Capex.

² Net Debt defined as gross debt less cash. Net Adj. Leverage Ratio defined as Net Debt divided by Adj. EBITDA.

8

Enhanced Shareholder Returns

Deliver profitable growth and enhanced free cash flow generation

Best-in-class infrastructure:

expanded and diversified Leverage best practices Develop managed services Strong mutual fit for geographic coverage on an expanded scale successful integration

Deliver on synergies

Strengthened revenue growth and significant synergies

Cross-selling of products and services

Leveraging TelecityGroup’s existing managed services

Strong content and connectivity, facilitating further development of our communities of interest

Optimisation of operations / best practices

Cost efficiencies and economies of scale

Enhanced cash flow generation and optimised capital allocation

Continuous portfolio optimisation and increase in occupancy rate

Optimised capital expenditures to deliver the full value of the new portfolio

Focus on return on capital

Attractive returns to shareholders

Better access to capital markets, attractive financing costs and stronger balance sheet

Value creation and sustainable shareholder returns

Value creation and sustainable shareholder returns

[Footnote]

Significant Synergy and Value Creation Potential

Net present value of synergy opportunities of £575m—£625m

Growth opportunities and

cost savings (annual) Capex savings

EBITDA impact of c. £10m

(growth) and c. £30m

(savings) p.a.

p g

c. £15m p.a. (annual) and

c. £150m in additional one-off capex

savings

Other incremental benefits

Clear upside opportunity

Enhanced growth and crossselling

opportunities,

rationalise duplication

Reduced cost for new builds and

optimised capex in addition to one-off Financial synergies,

including cost of capital

Total NPV of £300m Total NPV of £275m—£325m

duplication,

savings on procurement and

corporate departments

capex savings from cancellation of

specific projects

capital,

tax, and commercial synergies

35% of annual EBITDA synergies by 2016, 70% by 2017 and 100% by 2018

50% of annual capex savings by 2017 and 100% by 2018

£30m of exceptional implementation costs to realise synergies by the end of 2016

Note: Growth opportunities, cost savings and capex savings are shown on an annual basis at full run-rate

Drivers, phasing and cost to realise

Significant Synergy and Value Creation Potential

Synergy

(run-rate)

Time to full

capture Cost to realise

EBITDA synergy from growth opportunities £10m 2-3 years

Reduction of duplicate functions £12m 0-2 years

Growth opportunities

Sales, general and administrative £13m 0-3 years

Cost savings Operations and support £5m 2-3 years

EBITDA synergy from cost savings £30m £30m

2014 ¹ 8 8%

g

As % of combined operating expenses 8.8%

Total Annual EBITDA synergy £40m £30m

Annual A l i £15 1 3

Total EBITDA synergy

capex Annual capex synergies 15m 1-years

synergy

Note: Year 1 corresponding to first full year post-completion

1	C l l t d f t i 30 ) di id d b f T l it G d I t i ti (£341 ) d fi d i EBITDA b f i

One-off capex synergy c. £150m in additional one-off capex savings from cancellation of specific projects

Calculated as EBITDA synergy from cost savings ( c. £30m) divided by sum of TelecityGroup and Interxion operating expenses 341m), defined as revenue minus EBITDA, before synergies and not adjusted for any accounting differences.

Disciplined Capital Strategy to Drive Profitable Growth and Shareholder Value

Capital strategy framework

group Combined will pursue a profitable growth strategy with a disciplined capital allocation approach and a clear commitment to returning cash to shareholders with a focus on delivering shareholder value

Capital allocation Rigorous capital allocation

framework

Balance sheet and capital

efficiency

Target Net Debt / EBITDA of up to

3.0x

Shareholder

value creation

Sources and uses of cash Seek to maintain IRR > 20%

Disciplined M&A

Expected gradual increase in

Capital returns Buyback programme of up to £800m

upon closing of the transaction

Dividend Policy dividend payout towards 50%

Liquidity Maintain strong liquidity position

Anticipated Timetable

Indicative timeline of completion

H1 2015

- Preliminary announcement (11 Feb)
- Announce binding merger agreement (9 March)
- Progress UKLA Class 1 Circular
- Progress US registration statement and listing
- Antitrust filings submitted

H2 2015

- TelecityGroup shareholder documents posted
- Offer document posted to Interxion shareholders
- TelecityGroup shareholder meetings
- Anticipated completion

TelecityGroup where content meets connectivity | interxion

13

Customer Benefits. Service Excellence. Value Creation.

Compelling Transaction for All Stakeholders

? Enhanced customer communities of interest

Significant

Customer

Benefits

? Broader geographic footprint and enhanced gateways to access global markets

? Wide range of connectivity and access to all major cloud platforms

? Improved multi-site / multi-country products and services

? Combined operational excellence and enhanced customer service

Service

Excellence

? A culture of service excellence and continuous data centre innovation

? Highly capable, motivated and collaborative workforces

Driven by

Talented

Employees

? Access to greater career opportunities in a larger international structure

? Focused CSR programme with emphasis on managing environmental impact

Delivering

Profitable

Growth and

Shareholder

? Disciplined, rigorous focus on sustainable cash flow generation

? Compelling synergies through operational excellence and integration benefits

? Revenue growth, margin expansion and improved free cash flow generation

Value ? Create scale and financial capacity to deliver attractive and growing shareholder value returns

Enhancing value for all stakeholders

Conclusion

? Highly compelling strategic combination

? Opportunity to provide customers with greater product choice and solutions for their dynamic and expanding needs

? Better positioned to participate in global opportunities

? Significant synergy and shareholder value creation potential

? Clear strategy to pursue a disciplined profitable growth strategy alongside a clear commitment to returning cash to shareholders and delivering overall shareholder value

? Completion anticipated in the second half of 2015

Appendix

Governance Structure

Balanced between TelecityGroup and Interxion


David Ruberg, CEO
Interxion Independent Non-Executive Director
Interxion Independent Non-Executive Director
Interxion Independent Non-Executive Director
John Hughes, Chairman
TelecityGroup
interxion
John Baker, Deputy Chairman
Eric Hageman, CFO
TelecityGroup Independent Non-Executive Director
TelecityGroup Independent Non-Executive Director
TelecityGroup Independent Non-Executive Director

- John Hughes will be Chairman of the combined group, with John Baker as Deputy Chairman
- David Ruberg will remain as Chief Executive Officer for a period of 12 months while an appropriate successor can be identified and recruited
- Eric Hageman will be Chief Financial Officer
- The board of the combined group will be a balance of three independent non-executive directors from each of TelecityGroup and Interxion

TelecityGroup where content meets connectivity | interxion

17

directors from each of TelecityGroup and Interxion

Bases

Items Bases

Interxion share price

(undisturbed)

$26.47

Undisturbed share price, as at

close of business on 9 February

2015

Interxion share price $29.87

As at close of business on 6

March 2015

TelecityGroup basic number of

203 0

y p

shares

203.0m

TelecityGroup fully diluted number

of shares

204.8m

Interxion basic number of shares 69.4m

Interxion fully diluted number of

shares

70.8m